UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of October 2022

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Announcement dated October 21, 2022 regarding Grupo Aval Acciones y Valores S.A.’s Extraordinary General Meeting of Shareholders to be held October 28, 2022
2.	Report of Relevant Information dated October 20, 2022

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that an Extraordinary General Meeting of Shareholders of Grupo Aval has been summoned for October 28, 2022, pursuant to the following announcement:

“Grupo Aval Acciones y Valores S.A.

Extraordinary General Meeting of Shareholders

Summoning

The Board of Directors of Grupo Aval Acciones y Valores S.A. (“Grupo Aval” or the “Company”) summons the holders of ordinary shares of the company to an Extraordinary General Meeting of Shareholders of the Company, which will be held in person on October 28, 2022, at 9:00 am, at the Assembly Hall of Banco de Bogotá located at Calle 36 No. 7-47, first floor in Bogotá D.C.

The agenda for the abovementioned meeting is the following:

1.	Quorum verification.

2.	Reading of the agenda.

3.	Matters related to the Presidency and Secretariat of the Meeting.

4.	Election of the delegates of the Assembly for the approval of the minutes of the meeting.

5.	Pursuant to the Aval Financial Conglomerate Conflicts of Interest Policy, consideration and decision about the credit request submitted by Esadinco S.A.

6.	Pursuant to numeral 7 of article 23 of the law 222 of 1995, consideration and decision on conflicts of interest disclosed by some of the administrators in relation to the credit request submitted by Esadinco S.A.

Shareholders may be represented at the Meeting by means of a written power of attorney indicating the name of the proxy, the person in whose name the proxy may be substituted, if applicable, and the date or time of the meeting or meetings for which the proxy is granted.

In order to expedite the issuance of your credential, please confirm your attendance to Deceval by calling 601 3077127 in Bogota or 01 8000 111901 in the rest of the country. Likewise, it is recommended that the attorneys-in-fact of the shareholders present their proxies prior to the date of the Meeting at Deceval's office located at Carrera 7 # 71 – 21, Torre B, 12th Floor, Bogotá, D.C.

Board of Directors

Grupo Aval Acciones y Valores S.A.	October 21, 2022

Item 2

RELEVANT INFORMATION

Bogotá, October 20, 2022. Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs the following:

1.	Grupo Aval received a credit request submitted by Esadinco S.A., a company controlled by Dr. Luis Carlos Sarmiento Angulo, in relation to which the Board of Directors decided to summon an Extraordinary General Meeting of Shareholders, in order to consider and decide on: (a) the conflicts of interest disclosed by some of the administrators of Grupo Aval in compliance with numeral 7 of article 23 of Law 222 of 1995 and (b) the credit request in accordance with the Aval Financial Conglomerate Conflicts of Interest Policy.

2.	In relation to the request for authorization of the tender offer for the acquisition of shares of BAC Holding International Corp (“BHI”), filed before the Colombian Superintendency of Finance by Esadinco S.A., the Board of Directors decided to summon an Extraordinary General Meeting of Shareholders in order to consider and decide on the conflicts of interest disclosed by some of the administrators of Grupo Aval in compliance with numeral 7 of article 23 of Law 222 of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2022

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel